COMMENTS RECEIVED ON 08/28/2020

FROM EDWARD BARTZ

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Blue Chip Growth Fund, Fidelity Blue Chip Value Fund, Fidelity Series Blue Chip Growth Fund,

Fidelity Blue Chip Growth K6 Fund

POST-EFFECTIVE AMENDMENT NO. 142

1)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table for each fund when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Effective December 1, 2020, normally investing at least 80% of assets in blue chip companies (companies that, in Fidelity Management & Research Company LLC (FMR)'s view, are well-known, well-established and well-capitalized), which generally have large or medium market capitalizations. Prior to December 1, 2020, normally investing at least 80% of assets in blue chip companies (companies whose stock is included in the S&P 500® Index or the Dow Jones Industrial Average℠ (DJIA℠), and companies with market capitalizations of at least $1 billion if not included in either index).”

C:

The Staff requests we disclose each fund’s definition for medium market capitalization, including a dollar range.

R:

The adopting release of Rule 35d-1 states that an investment company may use “any reasonable definition” of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus. We believe that the fund’s definition of blue chip companies as companies that in FMR’s view are “well-known, well-established and well-capitalized” provides a reasonable definition of “blue chip companies” that satisfies the requirements of Rule 35d-1. In addition, we have removed the market capitalization criteria from determining a blue chip company and replaced it with a qualitative description of “blue chip companies” at the SEC staff’s request. (See Fidelity Covington Trust (File Nos. 033-60973 and 811-07319), Post-Effective Amendment No. 58, responses to comments received March 2, 2020.) Accordingly, we respectfully decline to include the requested additional disclosure.

3)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in securities of domestic and foreign issuers.”

C:

If investing in emerging markets securities is a principal investment strategy, the Staff requests we disclose and add appropriate risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities,

investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes the current strategy and risk disclosure is appropriate.

4)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“[High Portfolio Turnover.  High portfolio turnover (more than 100%) may result in increased transaction costs and potentially higher capital gains or losses. The effects of higher than normal portfolio turnover may adversely affect the fund's performance.]”

C:

The Staff requests we disclose each fund’s high portfolio turnover in the “Principal Investment

Strategies” section.

R:

Each fund does not believe that high portfolio turnover resulting from its trading activity is a principal investment strategy of the fund. Rather, high portfolio turnover is a byproduct of each fund implementing its investment strategies. As a result, each fund declines to implement this requested change.